December 23, 2005

Mr. Bobby D. O'Brien, CFO
Valhi, Inc.
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2697

Re: **Valhi, Inc. File No. 333-48391**
12/31/04 Form 10-K

Dear Mr. O'Brien:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,